VIA EDGAR

August 29, 2016

Gus Rodriguez
Accounting Branch Chief, Office of Financial Services
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington, DC 20549

Re:	LendingTree, Inc.
Form 10-K for Fiscal Year Ended December 31, 2015
Filed March 1, 2016
Form 8-K Filed July 28, 2016
File No. 001-34063
Dear Mr. Rodriguez:
We received your letter dated August 16, 2016, setting forth comments from the Staff of the U.S. Securities and Exchange Commission (“Staff”) to certain of the reports of LendingTree, Inc. (the “Company”). Your letter asks the Company to respond within ten business days by amending its filing, by providing the requested information, or by advising the Staff when it will provide the requested response.
This letter is to confirm that, per the email exchange between the Company’s outside legal counsel and Staff member Christian Windsor on August 29, 2016, the Company has been granted an extension until September 15, 2016, to respond to the Staff’s comments.
If you have any questions, please feel free to contact us.
Sincerely,
LENDINGTREE, INC.

By:     /s/ Gabriel Dalporto
Gabriel Dalporto
Chief Financial Officer

Cc:    Christian Windsor, Special Counsel, Office of Financial Services
John D. Tishler, Esq.